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                              February 3, 2021

       Andrew Van Noy
       Chief Executive Officer
       CloudCommerce, Inc.
       321 Sixth Street
       San Antonio, TX 78215

                                                        Re: CloudCommerce, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 22,
2021
                                                            File No. 333-252358

       Dear Mr. Van Noy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Please provide a legal analysis of your eligibility under General Instruction I.B of Form S-
                                                        3 to use the current
form for primary and resale offerings. In this regard, please provide a calculation of your
public float, as well as the number of shares held by non-affiliates, and an appropriate
discussion of the market(s) where your shares are quoted, as necessary.
                                                        Refer to Securities Act
Forms CDI 116.12.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andrew Van Noy
CloudCommerce, Inc.
February 3, 2021
Page 2

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any questions.



                                                           Sincerely,
FirstName LastNameAndrew Van Noy
                                                           Division of
Corporation Finance
Comapany NameCloudCommerce, Inc.
                                                           Office of Trade &
Services
February 3, 2021 Page 2
cc:       Barrett DiPalo
FirstName LastName